1000 Cathedral Place	Reply Attention of:
925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Our File No.: 5000255 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com

January 4, 2019

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brad Skinner, Senior Assistant Chief Accountant Jennifer O’Brien, Staff Accountant Office of Natural Resources

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”)

Form 10-K for the year ended December 31, 2017 (the “2017 10-K”)

Filed February 16, 2018

File No. 000-51826

We act as counsel for the Company and write in connection with the letter dated December 7, 2018 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the 2017 10-K. On behalf of the Company, we provide the following response to your comments.

For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2017

Business

Cash Production Costs, page 19

1.

Revise your disclosure to clearly demonstrate how cash production costs per ADMT is calculated. Your revised disclosure should reconcile total cash production costs (numerator) to amounts disclosed in your consolidated statements of operations.

The Company acknowledges your comment and advises that in future filings, where cash production costs are disclosed, it will include a reconciliation of total cash production costs to the Company’s cost of sales, excluding depreciation and amortization, as presented in its consolidated financial statements. Such disclosure will be in substantially the following form:

“The following table sets forth our consolidated cash production costs and cash production costs per ADMT for our pulp segment, and a reconciliation of such amounts to cost of sales, excluding depreciation and amortization, as presented in our consolidated financial statements, are set out in the following table for the periods indicated:

	Year Ended December 31,
	2017			2016			2015
		(per ADMT	)(3)		(per ADMT	)(3)		(per ADMT	)(3)
Fiber	$399,013	$265		$376,839	$264		$416,694	$286
Labor	82,150	55		74,867	52		74,443	51
Chemicals	80,541	53		72,188	51		73,862	51
Energy	29,609	20		28,396	20		25,721	18
Other	116,997	78		77,093	54		85,582	59

Pulp segment cash production costs(1)	708,310	$471		629,383	$441		676,302	$465

Pulp segment other direct costs(2)	78,218			71,356			76,201

Pulp segment cost of sales, excluding depreciation and amortization	786,528			700,739			752,503
Wood products segment and corporate and other cost of sales, excluding depreciation and amortization	93,130			1,136			1,020
Intercompany eliminations	(12,139)			—			—

Cost of sales, excluding depreciation and amortization	$867,519			$701,875			$753,523

(1)	Cash production costs exclude depreciation and amortization.
(2)	Other direct costs primarily consist of freight and the net change in finished goods inventory.
(3)	Cash production costs per ADMT are cash production costs divided by pulp production for the year.”

Financial Statements

Consolidated Statements of Operations, page 104

2.	Explain to us how you have considered the requirement to disclose cost of sales on the face [sic] your statement of operations. See Rule 5-03(b)(2) of Regulation S-X.

Rule 5-03(b)(2) of Regulation S-X requires, among other things, separate disclosure of: “(a) costs of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues.”

In the Company’s consolidated statements of operations for the year ended December 31, 2017, included in the 2017 10-K, the Company presented “Operating costs, excluding depreciation and amortization” and “Operating depreciation and amortization”. Such line items represent the costs of the tangible good sold by the Company as set forth in paragraph (a) of Rule 5-03(b)(2) of Regulation S-X. The Company respectfully submits that the disclosure in the 2017 10-K meets the requirement to disclose costs of sales on the face of the Company’s consolidated statement of operations as:

•	it views the term “operating costs” to be interchangeable with the term “cost of tangible goods sold” in terms of the nature of the costs that are classified in such line item; and

•	it does not incur the types of expenses set forth in paragraphs (b) through (e) of Rule 5-03(b)(2) of Regulation S-X.

In addition, the Company advises that in future filings, it proposes to refer to “Operating costs, excluding depreciation and amortization” as “Cost of sales, excluding depreciation and amortization” and “Operating depreciation and amortization” as “Cost of sales depreciation and amortization”.

Supplemental Financial Information (Unaudited), page 138

3.	The amount you have reported as gross profit appears to be operating income. Explain to us how this presentation meets the requirements of Item 302(a)(1) of Regulation S-K.

The Company has reviewed Item 302(a)(1) of Regulation S-K, which requires, among other things, disclosure of “gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered)”. The Company advises that the amount reported as gross profit under “Supplemental Financial Information” in the 2017 10-K was equal to operating income, which includes selling, general and administrative costs. As such costs are generally not considered to be costs directly associated with or allocated to products sold, the Company advises that in future filings it will disclose gross profit, which will be equal to operating income, less selling, general and administrative costs and any other costs and expenses that are not associated with or allocated to products sold or services rendered.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Rod Talaifar of our office at (604) 692-3023.

Yours truly,

SANGRA MOLLER LLP

/s/ H.S. Sangra

Per:

H.S. Sangra

/s/ Rod Talaifar

Per:

Rod Talaifar

/s/ Jason Yick

Per:

Jason Yick

New York State Bar No. 4839049

cc.	Mercer International Inc.

Attention:    David K. Ure